Invest in VibeTech Enterprises LLC

Technology Software Hardware B2B Healthcare

Revolutionary therapeutic vibration technology to reduce falls in older adults

VIBETECHGLOBAL.COM SHEBOYGAN WISCONSIN


VibeSit Pro™



To make a significant difference in quality of life for those with mobility issues which lead to injurious falls, which can drastically reduce life span.

Jeff Leismer Founder and CEO, BOD @ VibeTech Enterprises LLC

Why you may want to invest in us...

1. Own a piece of the company that is innovating strength & mobility recovery in vulnerable populations
2. Help improve quality of life and reduce cost of care for individuals with mobility problems
3. Winner of the 2020 McKnight's Excellence in Technology Innovator of the Year Gold Award
4. More than a dozen issued and pending patents in the US and abroad
5. Combine discount perks with other investors to gift our technology to a facility of your choice
6. Participate in a venture that solves a critical problem in a huge and growing market

Why investors ❤ us

WE'VE RAISED $1,961,134 SINCE OUR FOUNDING

Currently, I own a business that offers free senior housing services for individuals and families. After spending time with my own grandparents as well as so many of my clients who need full-time care due to the difficulty of walking, I knew there had to be other options than I had seen in the marketplace. The elderly want to remain independent and self-sufficient for as long as they can.

A few years ago, I was able to meet the owner and founder of VibeTech through a mutual acquaintance. I had heard of and seen so many different vibration technologies in the marketplace but I was immediately hooked on VibeTech due to the science and data behind the machines. Through my own business experiences I was able to see that there was tremendous financial upside for an investment in VibeTech which is why I invested $50K at an earlier stage.

This is no ordinary device.

The market for a product like this is already huge and then will grow even more. We will all face the prospect of declines in mobility for some reason and this will help. Once people suffer an injurious fall, the statistics indicate a quick decline of life quality and early death. It doesn't need to be that way. A product like this can help any person recover quicker from an injury; and not just the elderly. The uses for athletes to recover quicker from injuries could

just the elderly. The uses for athletes to recover quicker from injuries could have prolonged my athletic career in high school.

There is such a need for a product like this which is why I am thrilled to be the lead investor for VibeTech.

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Ryan O'Desky CFO/COO Milwaukee Public Musseum

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $50,000 PREVIOUSLY

I have been a six figure investor who made the investment because of my belief that Ed Morgan and Jeff Lesmer together combine to provide a quality team of business and technical skill, while displaying highly ethical conduct. Because of my trust in them, I am willing to make another investment

John Charles Miller ☆

Ed Morgan has long-standing values to improve his community. His determination to provide a greater chance for many to live a better life speaks volumes to why I'm investing in this company. Vibetech has an opportunity to improve so many lives. This machine will not only help the elderly population, but all people who have suffered a fall. High school and college athletes could also benefit to quickly return to their sport.

Sarah Baird ☆

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Edward MORGAN
CFO, BOD
CPA. A lead participant in a $20MM transaction combining new equity raise with commercial real estate sale/leaseback.



Jeff Leismer
Founder and CEO, BOD
Developed technology that is now restoring quality of life and hope to older adults who had a healthcare system that gave up on them, because it didn't have the tools or understanding to reverse their physical decline.



Donna J RIPPIN
Sr. VP of Corporate Strategy & Branding
Led the business expansion of the Birds Eye consumer brand into completely new market space within frozen meals, resulting in incremental sales of $65 MM in factory sales, and $100 MM+ at retail.



Linda Cates
BOD, Director of Community and Public Relations
Raised $10MM as Development Chair to build and sustain the Sharon S. Richardson Community Hospice instilling the value of a "home for all" regardless of ability to pay.



Tim Eylander
VP of Business Development
Developed and grew partner network to $35 million maximizing annual sales for a publicly traded company.



Kermit Ellefson
BOD Chair; Retired President at Schenck SC
Oversaw revenue growth $7MM to $50MM in 7 years as President of Schenck SC (regional CPA firm)



Deb Jacoby
Director of Clinical Implementation and Training
Created new & innovative programming to improve the quality of life for nursing home residents with Alzheimer's or other dementias and physical disabilities for 40+ years. Created first Music and Memory Program in Wisconsin.

In the news

Downloads

- Hinman article 2018.pdf
- Bob in wheelchair using VibeSit 2020.07.24 - shown with no connecting bar or handle.jpg
- VibeSit Step-1-left-facing-flat-vibes.png
- VibeTech Investor Slide Deck 2020.10.21 .pdf

The VibeTech Story

Early NASA Work Leads to Discovery

Bone Loss Reduction Technology Found to Have Generalized Human Value


ARE YOU READY FOR
ONE GIANT
LEAP FORWARD
IN PHYSICAL
THERAPY?

Dr. Leismer giving NASA astronaut Mark Lee a "ride" on the VT1 Therapeutic Vibration chair

Over the last 10 years, Dr. Jeff Leismer, PhD, has pioneered therapeutic vibration science and technology, starting with a grant from the National Institute on Aging. It was initially conceived as a means to reduce bone disuse atrophy in astronauts during long duration spaceflight (NASA Spinoff, 2015). After discovering that his technology could be used to involuntarily contract/exercise muscles and help restore tissues, he founded VibeTech to make the technology available to all people globally who suffer from impaired mobility (e.g., older adults, people with physical disabilities, people recovering from injury or surgery, etc.). The technology is based on the principle that vibration forces that act naturally on the body--through the feet and legs as people walk--could be replicated mechanically to stimulate tissues into being worked as they would be during normal physical exercise. Dr. Leismer is considered an expert in his field, and has recently been invited by ISO to form a committee to study and propose international standards for the safe use of applied therapeutic vibration on humans.

Technology That Can Benefit Everyone

But How to Narrow the Focus?

After learning that dysmobility syndrome—a term coined by gerontologists to characterize the physical deterioration that occurs in all humans as a result of lack of exercise—can be counteracted by therapeutic vibrations applied to the body in a scientific manner, it became apparent that many conditions could be successfully treated. People living with muscle atrophy resulting from diabetes, Parkinson's, arthritis, stroke, osteoporosis, injuries, and surgeries are all candidates for application of therapeutic vibration. Chronic and acute pain can also be reduced or eliminated. Our advanced rehab system is based on Smart Dosing™, an AI feature we developed to ensure safe and effective levels of treatment —automatically. Other therapeutic alternatives cannot offer the capabilities of automatic safe and effective customized dosing. We are unique and different. But with limited resources, VibeTech needed to narrow its focus—otherwise no one would be helped.

First Selected Target – Those with Greatest Need

High Societal and Personal Costs







After soul-searching with team members and an outside health industry consulting firm, we at VibeTech decided to focus our initial commercialization efforts on the segment we deemed the most needy—older adults with a history of falling. The financial impact of older adult falls is huge and growing, reaching nearly $68 Billion/year in direct treatment costs in 2020. Traditional Medicare and Medicaid pays $33Billion, Medicare Advantage insurance plans $17Billion, Hospital systems $7B, Other $11B. In addition, indirect costs primarily impacting the skilled nursing and assisted living industry include increased regulatory paperwork, increased nursing and personal care time, poor consumer ratings, lawsuits, higher insurance premiums, caregiver burden and deteriorating patient attitudes. *We all know someone who has fallen, broken a hip, and never recovered to their former mobility level. It is well documented that such a sequence of events normally leads to a significantly lower quality of life and shortened lifespan*. Rocky Knoll Health Center in Sheboygan County WI, a nursing home with an innovation orientation, worked with VibeTech on a pilot study to apply therapeutic vibration to residents with memory issues (who coincidentally have the highest fall rate among older adults). After a highly successful 45% fall reduction rate observed during the study, the Frank G. and Frieda K. Brotz Family Foundation saw the results and agreed to fund a project—currently in progress—to expand and enhance the use of applied therapeutic vibration for memory care residents at Rocky Knoll.

Winner of the 2020 McKnight's Excellence in Technology Gold Award for Innovator of the Year, Skilled Nursing Track


2020 McKnight's
EXCELLENCE in
TECHNOLOGY
AWARDS
STARLEY
MatrixCare

On October 6th, the long-term care industry's most trusted media outlet, *McKnight's*, awarded our skilled nursing innovation collaborator, Rocky Knoll, the coveted 2020 Excellence in Technology Gold Award for Innovator of the Year, Skilled Nursing track (https://www.mcknights.com/news/102898/), for the ground-breaking work in reducing resident falls, featuring VibeTech's cutting-edge equipment.

Positive Societal Impact Will Drive Financial Success

Purpose Alongside Profits


vibetech
Faster Recovery
Less Pain
Author(s)
Deb Jacoby and Jeff Leismer, PhD
Author(s) Disclosures
Objective
Design
Setting
THERAPEUTIC VIBRATION PILOT STUDY REDUCES FALLS AND IMPROVES MOBILITY AND CONFIDENCE IN RESIDENTS WITH DEMENTIA
Participants
Study participants included 6 memory care residents (all wheelchair dependent) who experienced a decrease in mobility and an increase in falls.
Interventions
Main Outcome Measure(s)
Results
Conclusions
45% REDUCTION IN FALLS

We at VibeTech firmly believe that the positive societal impact from widespread adoption of therapeutic technology will also drive significant VibeTech financial success. We believe there can be "purpose alongside profits". In addition to the economic benefits that our customers will see, it is now apparent that **the COVID-19 impact on isolation and loneliness among adults in care facilities can be offset to a degree by the use of our therapeutic vibration device.** During infection control lockdowns, such as those now occurring in our country and around the world, normal physical exercise routines are often severely disrupted or curtailed. Residents must often remain in their rooms, with no or significantly reduced opportunities for human interaction, which experts have quickly identified as leading to severe feelings of isolation, worthlessness, and loneliness, as well as to physical deterioration from muscle atrophy. Availability of the VibeTech portable exercise device will allow staff to bring physical therapy to the resident—quickly, simply, privately, and on an as-needed basis. Our device will be easily cleanable and portable, plus therapeutic vibration has been shown to produce 'calming' and 'relaxing' physical responses among users, which is a significant benefit to clinical staff interacting with residents with anxiety issues.

Our 11 person team varies in age from the 30's to the 70's and all team members are on deferred compensation arrangements—a strong indication of our belief in our ultimate financial success. Our technology is covered by 10 patents in the US and abroad with 3 additional patents pending, and use of our devices in care facilities is being reimbursed by Medicare, Medicaid, and health insurance. We are seeking to raise funds through Wefunder to complete development and commercialization of our new product version—which is smaller, portable, lighter, easier to operate so that caregivers and family members

can also administer treatments, and significantly lower priced than earlier versions which were more suitable for research—and to ramp up marketing, sales, and customer service capabilities. Financial returns to institutional purchasers of our devices will be substantial, with payback periods measured in months. We have no direct competition with this new technology and our product pricing will be based on value provided. Our product will be Made in USA.

Reasons to invest in VibeTech


Reasons to invest in VibeTech's Online Public Offering
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Dr. Jeff Leismer, PhD
VibeTech Founder & CEO

Down the Road – Home Use Devices and Other Consumer Segments

Aging at Home / Personalized Rehab

We've come a long way--from a slow, steady addition of team members who share our values, to receipt of the Wisconsin Innovation Award in 2017, to 18 Clinical Studies, to a focus on the most needy population among us, to over 20,000 treatments provided to nursing home physical therapy patients with no serious adverse events.


WISCONSIN

CFO Ed Morgan and CEO Jeff Leismer accepting 2017 Wisconsin Innovation of the Year Award in the Bio-Tech category


VibeTech Clinical Studies
• CS0001 - Safety and Efficacy study on nursing home residents (n=6) (Northern Oaks, Abliene, TX)
• CS0002 - Sit-and-Reach Study (n=21) (Sheboygan, WI)
• CS0003 - Dosing effects on EMG and Involuntary Muscle Force Development (n=10) (Sheboygan, WI)
• CS0004 - Acceleration and EMG in response to PVT (n=3) (UW Madison)
• CS0005 - Ankle sprain feasibility (n=1) (Aurora BayCare Medical Center, Green Bay, WI)
• CS0006 - Acceleration and frequency effects on alternating load (product lab testing) (Sheboygan, WI)
• CS0007 - Early Adopter Partnership Program (n=147) (Milwaukee WI, Elizabethtown KY, Abilene TX)
• CS0008 - PT vs (PT+VT) study (n=23) (Northern Oaks, Abilene, TX)
• CS0009 - Blood flow, foot pressure shift with sit-to-stand and VT, and EMG pilot study (n=1) (UW La Crosse)
• CS0010 - Older adult jump height study (n=32) (UW Madison)
• CS0011 - Older adult tolerance study (n=32) (UW Milwaukee)
• CS0012 - Dosing / Artificial Intelligence study (n=14) (Spaceport Sheboygan, Sheboygan, WI)
• CS0013 - Achilles repair feasibility (n=1) (Sheboygan, WI)
• CS0014 - Dementia tolerance pilot study (n=5) (Rocky Knoll)
• CS0015 - Usability, tolerance, and benefits in an assisted living residence (n=2) (Heritage)
• CS0016 - Telemedicine validation study (n=2) (Kenosha, WI)
• CS0017 - VibeTech 2 validation study (n=52) (Sheboygan, WI)
• CS0018 - Dementia fall reduction pilot study (n=6 & growing) (Rocky Knoll)
25
Confidential -- ©2020 VibeTech -- www.vibetechglobal.com

While our new product is aimed at institutional purchasers, VibeTech is already contemplating a home-use version which we expect to make available directly to consumers. Several significant national trends make this a sound strategy: the desire to age at home, bio-monitoring for early health warnings, and increasing consumer expectations for better software to promote user engagement and personalization. In addition, we see future markets among those consumers interested in simply maintaining their physical capabilities (e.g., the weekend warrior) and those seeking to improve or excel (e.g. elite athletes).

Thanks for your support!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce and sell a therapeutic vibration solution to health insurance companies, hospital systems, and older-adult care facilities that will reduce the rate of falls in older adults with mobility issues.

Where will your company be in 5 years?

VibeTech intends to be recognized as the world expert in vibration therapy and will be selling our devices throughout the world.

Why did you choose this idea?

To make a significant difference in quality of life for those with mobility issues which lead to injurious falls, which can drastically reduce life span.

How far along are you? What's your biggest obstacle?

We have proven the science through several product iterations and 20,000+ patient treatments. Now we need money to finish development of a smaller, less expensive, simpler-to-use version of our device and then to commercialize.

Who competes with you? What do you understand that they don't?

Existing vibration devices don't target the most needy population nor provide the dual economic incentives of additional revenues plus cost savings to our customers. Our solution has Smart Dosing (TM) through AI for ultimate safety and maximum effectiveness while allowing for (but not requiring) a trained clinician for treatments. We have the only comprehensive device for disuse atrophy and functional decline that satisfies all market needs with one product. We have 9 issued patents and additional patents pending in the US and abroad.

How will you make money?

We will make a profit on the sale of devices we manufacture, plus a recurring revenue stream from software subscriptions to continually upgrade our system, drive user engagement, and provide useful performance data to all stakeholders. Our sales efforts will be divided into 2 channels: 1) the primary 'payers' of injurious falls costs—health insurance companies and hospital systems, and 2) Senior care institutions not controlled by hospital systems. Our value proposition to the #1 channel prospects is cost reduction. Avoidance of even one injurious fall can completely cover the cost of our device. Channel #2 does not bear the primary payer cost, but has significant 'soft' costs, and can improve their patient Star ratings while also increasing revenues.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

VibeTech will need to sell-in against various entrenched physical therapy modalities and convince current practitioners that our solution complements, not replaces, their traditional practices. VibeTech needs enough capital to complete the planned stages of product development and to secure the necessary human resources to ensure the full satisfaction of customers and patients.

Why is your product needed right now?

Nursing homes will be a primary institution for locating our units due to the high number of resident falls occurring in that environment. Every fall--resulting in injury or not--incurs high economic costs to our customers, and patients have long suffered major quality of life downturns after injurious falls, often even early death. COVID-19 has radically changed the general nursing home environment to more highly emphasize infection control, which has led to more patient isolation, and cessation of physical therapy and life enrichment activities in many cases. Our units are portable and easy to operate, which will provide a means for patients to exercise in their own room and avoid the debilitating effects of muscle loss from inactivity.

Are you regulated by any medical agency?

Our device qualifies as a Class I Medical Device, and is FDA listed.

How was the stock price determined?

We used three different techniques long accepted by the VC/Angel investment community for valuing startups with little or no business history. We weighted the methods equally and averaged the results. Then we reviewed our methodology with an individual experienced in valuations and again with our lead investor to arrive at a consensus. The resulting company valuation was divided by the expected fully-diluted share count

assuming we reach the maximum raise, and then rounded to a whole dollar.

Can an individual purchase a unit for himself?

While our main thrust will be to institutional channels, there has already been interest from numerous individuals who are willing to be early adopters and want a personal device. We will do so, and and will provide the same level of service as to our institutional customers.

Who will build your devices? How long will the machine last?

VibeTech will contract with high quality machine manufacturers for full construction, although under our quality control standards and inspections. Our devices will be 100% Made in USA. At present, we are working with two manufacturers to spread our business risk and are also looking at next-generation manufacturing materials and processes to further reduce the device's weight while also reducing the cost to build and time to assemble. The current version being developed is all metal, and is conservatively estimated to last 5 years in professional care settings, depending on the amount of usage. The machine design allows for quick swap-out of system components by contract maintenance firms if repairs are needed in the field.

What is the device selling price?

We have a tentative MSRP of $25K. We believe this represents a substantially positive benefits to price ratio based on revenue generation and costs-saved for our customers. We plan to provide instalment payment options through 3rd parties.

What is the exit strategy? How can I sell my stock?

VibeTech desires to join with a strategic partner at some point who shares our corporate values, especially purpose alongside profits. Such a collaboration could involve the purchase of VibeTech, in whole or part. All members have the same "drag-along" and "come-along" rights. In addition, the crowdfunding industry is moving to develop an alternative trading system (dubbed "ATS") to provide a means for investment liquidity as more and more individual investors enter the space. While there is no timeline or guarantee that an ATS will be established, it would seem to be in everyone's interest to do so, within a reasonable period of time. Some of the VibeTech team members have the same concern, so it's an important issue.

The Company is an LLC, meaning financial results are passed through to owners. Will there be distributions?

Our Operating Agreement specifies that distributions must be made based on the computed "Tax Reimbursement Amount", i.e. distributions will be made to cover the owners' taxes on allocated profits reported on tax form K-1. Distributions in addition to that are possible but not guaranteed.